UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

Kayne Anderson MLP Investment Company (KYN)

(Name of Issuer)

Auction Rate Preferred Stock

(Title of Class of Securities)

486606205

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 486606205

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  946

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  946

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

946

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

31.5%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Kayne Anderson MLP Investment Company
Kayne Anderson
1800 Avenue of the Stars
Second Floor
Los Angeles, CA 90067

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Partner Emeritus, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 946 shares of KYN Auction Rate Preferred Stock on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 31.5% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of the KYN Auction Rate Preferred Stock fits the investment guidelines for various Accounts. Shares have been acquired since November 5, 2008.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 946 shares or 31.5% of the outstanding shares. George W. Karpus presently owns 14 shares. Mr. Karpus purchased shares on November 5, 2008 at $16,250 (4 shares), and on November 10, 2008 at $19,125 (10 shares). Dana R. Consler presently owns 1 share. Mr. Conlser purchased 1 shares on February 5, 2009 at $18,625. Cody B. Bartlett Jr. presently owns 2 shares. Mr. Bartlett purchased 2 shares on November 10, 2008 at $19,125. JoAnn Van Degriff presently owns 1 share. Ms. Van Degriff purchased 1 share on November 10, 2009 at $19,125. Sophie P. Karpus presently owns 1 share. Ms. Karpus purchased 1 share on June 9, 2009 at $21,750. Apogee Partners L.P. is a hedge fund managed by Karpus Management, Inc., of which George W. Karpus owns 2.00%, Cody B. Bartlett Jr. owns 0.66%, and Dana R. Consler owns 0.04%. Apogee Partners presently owns 32 shares of KYN Auction Rate Preferred Stock. Canalview Partners L.P. is a hedge fund managed by Karpus Management, Inc. Canalview Partners presently owns 25 shares of KYN Auction Rate Preferred Stock. Garnsey Partners L.P. is a hedge fund managed by Karpus Management, Inc., of which George W. Karpus owns 5.22% and Kathy Crane owns 0.08%. Garnsey Partners presently owns 21 shares of KYN Auction Rate Preferred Stock. None of the other principals of KIM presently own shares of KYN Auction Rate Preferred Stock.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) There have not been any purchases or sales in the past 60 days. The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the KYN securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased KYN Auction Rate Preferred Stock for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent a letter to the Fund on December 14, 2009, informing the Fund of their nominee for election at the Funds next meeting. A copy of the letter is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   December 14, 2009

EXHIBIT 1
Letter to the Fund
Transmitted December 14, 2009

David J. Shladovsky, Secretary and Chief Compliance Officer      December 14, 2009
Kayne Anderson MLP Investment Company
717 Texas Avenue, Suite 3100
Houston, Texas 77002

 Re: Kayne Anderson MLP Investment Company ("KYN" or the "Fund")

Mr. Shladovsky:
Karpus Management, Inc. ("Karpus") represents beneficial shareholder ownership of 946 shares or 31.5% of the Kayne Anderson MLP Investment Company preferred shares, cusip no. 486606205 ("KYN Preferred Shares").

Pursuant to the Fund's DEF 14A filed on April 29, 2009, Karpus believes that the term of one (1) KYN Preferred Share director currently serving on the KYN Board expires at the 2010 Annual Meeting. This letter shall serve as notification that Karpus hereby nominates one (1) director nominee to be solely elected by the holders of the KYN preferred shareholders at the next annual meeting of shareholders anticipated to be held in June 2010 ("2010 Annual Meeting").

To the extent that more than one (1) vacancy exists on the KYN Board to be elected solely by the KYN Preferred shareholders and to be filled by election at the 2010 annual meeting or KYN increases the size of the KYN Board above its existing size, Karpus reserves the right to nominate such additional preferred share nominees to be elected to the KYN Board at the 2010 Annual Meeting. Additionally, if this Notice shall be deemed for any reason to be ineffective with respect to the nomination of the Nominee indicated below, or if the indicated Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by Karpus.

Karpus is submitting its director nominee because we feel that the KYN preferred shareholders should have effective representation on the Fund's Board. We are disappointed that the Fund has not publicly announced any intent to consider providing liquidity to its auction rate preferred shareholders, despite having completed a private placement of $110 million of senior unsecured fixed and floating rate notes that the Fund indicates will be used to repay "certain of the Company's current borrowings."

Additionally, Tortoise Energy Capital Corp., a closed-end fund with a similar investment objective to that of KYN, recently announced the intent to use proceeds from funds borrowed from its credit facility and net proceeds from the issuance of Mandatory Redeemable Preferred Shares to redeem all of its outstanding auction rate preferred shares. We do not understand why our KYN preferred shareholder director "representatives" are not considering a similar measure.

As preferred shareholders, we therefore do not feel that we are receiving adequate representation from the existing designated preferred share directors of KYN. Because of these reasons, we question the effectiveness of the current KYN preferred directors and consequently we believe that our director nominee, if elected, will more accurately represent the interests of KYN's preferred shareholders.

The information concerning the Nominee required by the Nominating Committee Charter is set forth below:

  Phillip Goldstein; Age: 64; Address: Park 80 West, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663; Share Ownership: N/A; Directorships/Other: Mr. Goldstein is an investment advisor and a principal of the general partner of six investment partnerships in the Bulldog Investors group of funds and is a principal of Brooklyn Capital Management LLC, the investment advisor for Insured Municipal Income Fund. He has been a director of the Mexico Equity and Income Fund since 2000, Brantley Capital Corporation since 2001, ASA Ltd since 2008 and Insured Municipal Income Fund since 2009.

Karpus does not believe that this Nominee is an "interested person" of KYN, as defined in the Investment Company Act of 1940. Further, there are no arrangements or understandings between Karpus and any nominee in connection with the nominations nor do we know of any material conflicts of interest that would prevent any nominee from acting in the best interest of the Fund. Lastly, attached is the consent of Mr. Goldstein, whereby Mr. Goldstein consents to be nominated as a director of KYN at the 2010 Annual Meeting and further consents to serve if elected.

Should you have any questions with respect to this notification or require further information, please do not hesitate to contact me at (585) 586-4680.

Sincerely,

Cody B. Bartlett Jr., CFA
Managing Director of Investments

cc:Kevin S. McCarthy, Chairman, CEO & President (713) 655-7359
     David A. Hearth, Esq. (415) 856-7107